
Mail Stop 3720

August 14, 2009

Mr. Daniel M. Fitzpatrick
Chief Financial Officer
ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, Indiana 46032-1404

> **Re:** **ITT Educational Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed February 19, 2009**
>
> **Form 10-Q for the Quarter Ended June 30, 2009**
> **Filed July 23, 2009**
>
> **File No. 1-13144**

Dear Mr. Fitzpatrick :

We have reviewed your supplemental response letter dated July 28, 2009 as well as your filing and have the following comments. As noted in our comment letter dated July 14, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Year Ended December 31, 2008

Direct Marketing Costs, page F-8

1.   We note your response to comment two in our letter dated July 14, 2009. Please tell us how you applied the guidance in FTB 90-1 or SFAS 91 in evaluating whether your direct marketing costs meet the criteria for deferral of incremental direct costs of obtaining new students. Please refer to the definition of incremental direct costs provided in Appendix C of SFAS No. 91, and paragraph 4 of FTB 90-1, and tell us why you believe these costs result directly from and are essential to the acquisition of a student and why they would not have been incurred had the acquisition of the student not taken place*.*

2.   We refer to the total capitalized costs presented on page 4 of your letter dated July 28, 2009. Please provide us with a better understanding of these costs. In your response, please describe the type and activity of employees included in the total population of salaries and benefits and tell us if this total includes only the salaries, benefits and direct costs of those recruiting personnel who interviewed prospective students.

3.   Tell us how you evaluate the recoverability of your deferred costs when initially deferred and in subsequent periods. FTB 90-1 and SFAS 91 address the deferral of costs that are attributed to a contractual revenue stream. In the absence of a contractual arrangement, deferred costs should be limited to the amount of non-refundable deferred revenue and amortized over the same period as the deferred revenue.

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/Larry Spirgel
                                        Assistant Director